

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

*Via Facsimile and U.S. Mail*

March 15, 2011

David Hirschhorn
Chief Executive Officer
First Physicians Capital Group, Inc.
9663 Santa Monica Blvd., #959
Beverly Hills, CA 90210

> **Re:** **First Physicians Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed February 14, 2011**
> **File No. 000-30326**

Dear Mr. Hirschhorn:

      We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

Signatures, page 79

1. Please confirm whether Mr. Sean Kirrane is currently acting in the capacity of your Principal Financial Officer. If he is, please indicate such in your future filings, both here and in the certifications included in Exhibits 31.2 and 32.2. If he is not, please amend your annual report to provide the signature and the certifications of the person who is acting as your Principal Financial Officer.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director